Exhibit 5.2

MS MAYLEEN SANTIAGO

MCCONNEL VALDÉS LLC

PO BOX 364225

SAN JUAN PUERTO RICO 00936-

Name of Plan	: The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Effective Date	: December 31, 2010

Control Number	: 13-371

Dear Ms. Santiago:

It is the opinion of this Department, based upon the evidence submitted, that the above plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (Code) and that the trust established there under will be entitled to exemption from local income taxes. According to Article 1165-1(b)(3) of the Regulations issued under the Code (Regulations), “The law is concerned not so much with the form of any plan as it is with its effect in operation”.

The trust, being exempt under Section 1165(a) of the Code, is subject to the provisions of Section 1404, relating to tax on unrelated business income, as defined in Section 1405 of the Code. It is also required to file an annual return, on the enclosed Form 480.70(OE), stating specifically the items of gross income, receipts and disbursements connected thereto, and any other pertinent information.

The contributions made by the employer, pursuant to the terms of the plan, will be subject to the conditions and limitations of Section 1023(n)(1) of the Code. The deductibility of such contributions will be verified upon examination of the employer’s return.

The information required by Article 1023(n)-2 of the Regulations must be submitted annually with the employer and trust’s return. However, if in a particular taxable year said information has been filed by the employer and he so notifies the trustee; the trustee, in lieu of the information required under Article 1023(n)-2 of the Regulations, may file with the Secretary of the Treasury the following information:

(1) the names and addresses of the parties to the trust agreement and the date thereof; (2) the taxable year involved; (3) a copy of the notification from the employer with respect to the filing of such information; and (4) a request for exemption of the trust under Section 1165(a) of the Code.

Any amendment to the plan must be notified immediately to this Department in order to determine its tax effect. Moreover, this Department must be notified immediately in the event of suspension or discontinuance of contributions by the employer, or termination of the plan (or trust).

Act No. 82 of August 14, 1997 amended Section 1165(b) of the Code to require the withholding of tax at source in total distributions made by a qualified trust within a single taxable year, due to the employee’s separation from his service, in the amount which exceeds the taxed amount contributed by the employee.

Please be advised that the terms of this ruling are applicable to the following corporations which are signatory to the trust established under the subject plan.

Employer Name	Account Number
Lilly del Caribe, Inc.	98-0167031
Eli Lilly Export S.A PR Branch	66-0454510

No opinion is expressed as to the tax treatment of the above transactions under any other provision of the Code and the Regulations that may also be applicable thereto, or to the tax treatment of any condition existing at the time of the transactions, or any effect resulting there from, that is not specifically covered by this ruling. The opinion expressed herein shall be valid only upon the continued existence of the facts as submitted for our consideration.

Remember, that in order to comply with the dispositions of Section 1081.01 of the Code, you must submit all the amendments required pursuant to the Circular Letter Number 11-10 of December 16, 2011.

Cordially,

/s/ Ana P. Matos Diaz
Ana P. Matos Diaz, Acting Director
Tax Assistance and
Especialized Consultation Bureau